Exhibit 99.1

Alcon Reports First Quarter 2019 Trading Update

•                  First quarter sales of $1.8 billion, flat to last year; an increase of 4% constant currency (cc)

•                  Healthy momentum in Surgical business, with 2% growth and 7% constant currency growth

•                  Full year 2019 outlook of 3% to 5% constant currency net sales growth and 17% to 18% core operating margin

Geneva, Switzerland, May 15, 2019 - Alcon (SIX/NYSE:ALC), the global leader in eye care, today reported selected financial results for the first quarter ending March 31, 2019, and provided financial guidance for the current fiscal year. For the first quarter of 2019, worldwide net sales were $1.8 billion, flat on a reported basis and an increase of 4 percent on a constant currency basis(1), as compared to the same quarter of the previous year.

“The spin-off of Alcon marks a new chapter in our mission to enable more patients to see brilliantly.  Solid first quarter results give us confidence in our ability to perform as an independent company and to continue to execute on our key growth drivers,” said David Endicott, Alcon’s Chief Executive Officer.  “Our Surgical business performed well in the quarter, with growth across all three categories.  As we usher in a new era for Alcon, our dedicated focus on delivering innovative products and quality eye care to patients around the world will allow us to create long-term shareholder value.”

Mr. Endicott continued, “We continue to see steady progress from product flow within our surgical business, as evidenced by the international success of PanOptix. The expansion of our manufacturing capacity is underway and will support the ramp up of new product lines, led by Precision 1, which was recently approved by the US Food and Drug Administration.”

(1)Constant currencies (cc) are a non-IFRS measure.  Growth in constant currency (cc) is calculated by translating the current year’s foreign currency items into US dollars using average exchange rates from the prior year and comparing them to prior year values in US dollars. An explanation of non-IFRS measures can be found later in this press release.

First Quarter 2019 Net Sales Results

Worldwide net sales for the first quarter of $1.8 billion were flat to last year (up 4% cc) compared to the first quarter of 2018.

The following table highlights net sales by segment for the first quarter of 2019:

	Three months ended (unaudited)			Change in constant
($ millions unless indicated otherwise)	March 31, 2019	March 31, 2018	Change in $	currencies

Implantables	$285	$279	2%	8%
Consumables	$551	$541	2%	6%
Equipment/other	$164	$157	4%	9%
Total Surgical	$1,000	$977	2%	7%

Contact lenses	$498	$509	(2)%	1%
Ocular health	$279	$293	(5)%	—%
Total Vision care	$777	$802	(3)%	1%

Net sales to third parties	$1,777	$1,779	—%	4%

Surgical

Surgical net sales, which include implantables, consumables and equipment/other, of $1.0 billion increased 2%  (up 7% cc)  versus the first quarter of 2018, driven by the strong momentum across all business categories. Strong demand for Advanced Technology Intraocular Lenses (AT-IOLs), pull-through of dedicated consumables for next generation equipment, new procedural instruments and strong services revenue were the primary drivers of growth in the first quarter.

Vision Care

Vision Care net sales, which include contact lenses and ocular health, of $777 million decreased 3% (up 1% cc) versus the first quarter of 2018. Double-digit growth for Dailies Total1 and strong demand for Systane Complete, were offset by declines in legacy non-silicon hydrogel contact lenses and contact lens care.

Financial Performance

First quarter 2019 reported operating loss of $48 million, compared to last year’s operating income of $73 million, was due to costs related to spin readiness, legal, SAP implementation and research and development.  The decrease in first quarter 2019 core operating income(2)  of $314 million compared to $342 million last year, was driven by costs related to SAP implementation and higher research and development.

2019 Financial Outlook

Alcon expects the following outlook for full-year 2019:

•                  Net sales growth of 3% to 5% on a constant currency basis

•                  Core operating margin(2) between 17% to 18%

•                  Core effective tax rate(3) between 17% to 19%

(2) Core results are a non-IFRS measure.  For additional information, including a reconciliation for such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables later in this press release.

(3) Core effective tax rate, a non-IFRS measure, is the applicable annual tax rate on core taxable income.

Webcast and Conference Call Instructions

The Company will host a conference call on Thursday, May 16, at 3:00 p.m. Central European Time / 8 a.m. Central Time to discuss its first quarter 2019 trading update. The webcast can be accessed online through Alcon’s Investor Relations website, investor.alcon.com.  Listeners should log on approximately 10 minutes in advance.  A replay will be available online within 24 hours after the event.

Supplemental presentation materials to be used during the conference call are available online  through Alcon’s Investor Relations website, https://investor.alcon.com/financials/quarterly-results, at the beginning of the conference.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Alcon’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict. Such forward-looking statements are subject to various risks and uncertainties facing Alcon, including: the commercial success of its products and its ability to maintain and strengthen its position in its markets; the success of its research and development efforts; uncertainties regarding the success of Alcon’s separation and spin-off from Novartis; pricing pressure from changes in third party payor coverage and reimbursement methodologies; global economic, financial, legal, tax, political, and social change; ongoing industry consolidation; its ability to maintain relationships in the healthcare industry; changes in inventory levels or buying patterns of its customers; its reliance on sole or limited sources of supply; its reliance on outsourcing key business functions; its ability to protect its intellectual property; the impact on unauthorized importation of its products from countries with lower prices to countries with higher prices; its success in completing and integrating strategic acquisitions; the effects of litigation, including product liability lawsuits; its ability to comply with all laws to which it may be subject; effect of product recalls or voluntary market withdrawals, including CyPass; data breaches; the implementation of its enterprise resource planning system; its ability to attract and retain qualified personnel; the sufficiency of its insurance coverage; the accuracy of its accounting estimates and assumptions, including pension plan obligations and the carrying value of intangible assets; the ability to obtain regulatory clearance and approval of its products as well as compliance with any post-approval obligations; legislative and regulatory reform; the ability of Alcon Pharmaceuticals Ltd. to comply with its investment tax incentive agreement with the Swiss State Secretariat for Economic Affairs in Switzerland and the Canton of Fribourg, Switzerland; ability to service its debt obligations; the need for additional financing; its ability to operate as a stand-alone company; whether the transitional services Novartis has agreed to provide Alcon are sufficient; the impact of the spin-off from Novartis on Alcon’s shareholder base; the ability to declare and pay dividends; and the effect of maintaining or losing its foreign private issuer status under U.S. securities laws.  Additional factors are discussed in Alcon’s filings with the United States Securities and Exchange Commission, including its Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements.

Forward-looking statements in this press release speak only as of the date of its filing, and Alcon assumes no obligation to update forward-looking statements as a result of new information, future events or otherwise.

Non-IFRS measures as defined by the Company

Alcon uses certain non-IFRS metrics when measuring performance, especially when measuring current period results against prior periods, including core results and constant currencies.

Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These non-IFRS measures are presented solely to permit investors to more fully understand how  Alcon management assesses underlying performance. These non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.

Core results

Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, impairments of property, plant and equipment and financial assets, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.

Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.

A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.

Constant currencies

Changes in the relative values of non-U.S. currencies to the U.S. dollar can affect Alcon financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.

Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the combined income statement excluding:

•                  the impact of translating the income statements of combined entities from their non-U.S. dollar functional currencies to the U.S. dollar; and

•                  the impact of exchange rate movements on the major transactions of combined entities performed in currencies other than their functional currency.

Alcon calculates constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into U.S. dollars, using the average exchange rates from the prior year and comparing them to the prior year values in U.S. dollars.

Reconciliation of guidance for forward-looking non-IFRS measures

The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of extraordinary items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS results for the guidance period.

Supplemental information:

First quarter net sales by region (unaudited)

	Three months ended
($ millions unless indicated otherwise)	March 31, 2019		March 31, 2018

United States	$737	41%	$712	40%
International	$1,040	59%	$1,067	60%
Net sales to third parties	$1,777	100%	$1,779	100%

First quarter key figures (unaudited)

	Three months ended			Change in constant
($ millions unless indicated otherwise)	March 31, 2019	March 31, 2018	Change in $	currencies(1)
Net Sales to third parties	$1,777	$1,779	—%	4%
Operating (loss)/income	$(48)	$73	nm	nm
Operating margin (%)	(2.7)%	4.1%
Core operating income (1)	$314	$342	(8)%	2%
Core operating margin (%) (1)	17.7%	19.2%

nm = not meaningful

(1)         For additional information regarding the core results and constant currencies presented in the above table, which are non-IFRS measures, including a reconciliation for such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables.

Reconciliation of IFRS to Core results (unaudited)

	Three months ended
($ millions)	March 31, 2019	March 31, 2018

IFRS Results - Operating (loss)/income	$(48)	$73
Amortization of certain intangible assets(1)	$255	$253
Legal items(2)	$32	$9
Other items(3)	$75	$7
Core Results - Operating income	$314	$342

(1)         Amortization of certain intangible assets: Includes recurring amortization for all intangible assets other than software.

(2)         Legal items: Q1 2019 includes legal settlement costs and certain external legal fees.  Q1 2018 includes legal costs related to an investigation.

(3)         Other items: Q1 2019 includes $88 million related to spin-off readiness costs, amortization of option rights, and integration related expenses for recent acquisitions and other items, partially offset by $13 million related to the fair value adjustment of a contingent consideration liability and fair value adjustment on a financial asset.  Q1 2018 includes $17 million related to option rights and other items, partially offset by $10 million in fair value adjustments on a financial asset.

2018 Condensed combined income statement information

		Three months ended (unaudited)
($ millions)	2018(1)	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
Net sales to third parties	$7,149	$1,789	$1,762	$1,819	$1,779
Sales to Novartis Group	$4	$2		$1	$1
Net sales	$7,153	$1,791	$1,762	$1,820	$1,780
Cost of goods sold	$(3,961)	$(912)	$(1,194)	$(942)	$(913)
Gross profit	$3,192	$879	$568	$878	$867
Selling, general & administration	$(2,801)	$(734)	$(692)	$(722)	$(653)
Research & development	$(587)	$(166)	$(132)	$(152)	$(137)
Other income	$47	$(26)	$(8)	$62	$19
Other expense	$(99)	$(28)	$(20)	$(28)	$(23)
Operating (loss)/income	$(248)	$(75)	$(284)	$38	$73
Interest expense	$(24)	$(5)	$(7)	$(6)	$(6)
Other financial income & expense	$(28)	$(7)	$(7)	$(8)	$(6)
(Loss)/income before taxes	$(300)	$(87)	$(298)	$24	$61
Taxes	$73	$14	$91	$(9)	$(23)
Net (loss)/income	$(227)	$(73)	$(207)	$15	$38

(1)  Information in this column is derived from the audited financial statements of Alcon Inc. as reported in Amendment No. 6 to the 2018 Alcon Inc. Form 20-F.

2018 quarterly core results (unaudited)(1)

		For the three months ended
($ millions unless indicated otherwise)	2018(2)	December 31, 2018	September 30,2018	June 30, 2018	March 31, 2018
Core gross profit	$4,541	$1,126	$1,129	$1,168	$1,118
Core gross profit margin (%)	63.5%	62.9%	64.1%	64.2%	62.8%
Core selling, general & administration	$(2,786)	$(719)	$(692)	$(722)	$(653)
Core research & development	$(529)	$(144)	$(132)	$(131)	$(122)
Core other income	$24	$(3)	$7	$11	$9
Core other expense	$(38)	$(1)	$(13)	$(14)	$(10)
Core operating income	$1,212	$259	$299	$312	$342
Core operating income margin (%)	17.0%	14.5%	17.0%	17.2%	19.2%

(1)         For additional information regarding the core results presented in this table, which is a non-IFRS measure, including a reconciliation of such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables.

(2)         Information in this column is derived from the Alcon Inc. core results reported in Amendment No. 6 to the 2018 Alcon Inc. Form 20-F.

2018 Core non-operating income and expense (unaudited)(1)

		For the three months ended
($ millions)	2018(2)	December 31, 2018	September 30,2018	June 30, 2018	March 31, 2018
Core operating income	$1,212	$259	$299	$312	$342
Core income before taxes	$1,160	$247	$285	$298	$330
Core taxes	$(186)	$(56)	$(41)	$(42)	$(47)
Core net income	$974	$191	$244	$256	$283

(1)         For additional information regarding the core results presented in this table, which is a non-IFRS measure, including a reconciliation of such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables.

(2)         Information in this column is derived from the Alcon Inc. core results reported in Amendment No. 6 to the 2018 Alcon Inc. Form 20-F.

2018 Net sales by segment (unaudited)

		For the three months ended
($ millions)	2018(1)	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
Surgical
Implantables	$1,136	$290	$269	$298	$279
Consumables	$2,227	$579	$529	$578	$541
Equipment/other	$636	$158	$167	$154	$157
Total Surgical	$3,999	$1,027	$965	$1,030	$977
Vision Care
Contact lenses	$1,928	$450	$491	$478	$509
Ocular health	$1,222	$312	$306	$311	$293
Total Vision Care	$3,150	$762	$797	$789	$802
Net sales to third parties	$7,149	$1,789	$1,762	$1,819	$1,779

(1)         Information in this column is derived from Alcon Inc. net sales by segment reported in Amendment No. 6 to the 2018 Alcon Inc. Form 20-F.

2018 Net sales by region (unaudited)(1)

		For the three months ended
($ millions)	2018(2)	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
United States	$2,942	$730	$750	$750	$712
International	$4,207	$1,059	$1,012	$1,069	$1,067
Net sales to third parties	$7,149	$1,789	$1,762	$1,819	$1,779

(1)         Net sales by location of third-party customer.

(2)         Information in this column is derived from Alcon Inc. net sales by region reported in Amendment No. 6 to the 2018 Alcon Inc. Form 20-F.

Reconciliation of IFRS results to Core results - Three months ended December 31, 2018 (unaudited)

($ millions)	IFRS Results	Amortization of certain intangible assets(1)	Impairments(2)	Restructuring items(3)	Legal items(4)	Other items(5)	Core Results
Gross profit	$879	$245				$2	$1,126
Selling, general & administration	$(734)		$2			$13	$(719)
Research & development	$(166)	$3				$19	$(144)
Other income	$(26)			$(2)	$1	$24	$(3)
Other expense	$(28)			$10	$6	$11	$(1)
Operating (loss)/income	$(75)	$248	$2	$8	$7	$69	$259
(Loss)/income before taxes	$(87)	$248	$2	$8	$7	$69	$247
Taxes(6)	$14						$(56)
Net (loss)/income	$(73)						$191

(1)         Amortization of certain intangible assets: Includes recurring amortization for all intangible assets other than software.

(2)         Impairments: Includes an impairment charge related to an intangible asset.

(3)         Restructuring items: Other income and Other expense include other restructuring income and charges and related items.  Certain amounts previously reported under ‘restructuring items’ in Amendment 6 to the Alcon Inc. Form 20-F have been reclassified to ‘other items’ to conform with presentation in the current year.

(4)         Legal items: Includes legal costs related to an investigation.

(5)         Other items: Gross Profit and Selling, general & administration include charges and reversal of charges related to a product’s voluntary market withdrawal and spin readiness costs; Research & development includes amortization of option rights; Other income includes fair value adjustments on a financial asset; Other expense includes spin-readiness costs.  Certain amounts previously reported under ‘restructuring items’ in Amendment 6 to the Alcon Inc. Form 20-F have been reclassified to ‘other items’ to conform with presentation in the current year.

(6)         Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Total tax adjustments of $70 million included tax associated with operating income adjustments and discrete tax items. Tax associated with operating income adjustments of $334 million totaled $48 million with average tax rate of 14.4%.  Core tax adjustments for discrete items totaled $22 million, including a net out of period income tax benefit of $55 million partially offset by net changes in uncertain tax positions of $33 million.

Reconciliation of IFRS results to Core results - Three months ended September 30, 2018 (unaudited)

($ millions)	IFRS Results	Amortization of certain intangible assets(1)	Impairments(2)	Restructuring items(3)	Legal items(4)	Other items(5)	Core Results
Gross profit	$568	$249	$337			$(25)	$1,129
Selling, general & administration	$(692)						$(692)
Research & development	$(132)	$3				$(3)	$(132)
Other income	$(8)			$(1)		$16	$7
Other expense	$(20)				$3	$4	$(13)
Operating (loss)/income	$(284)	$252	$337	$(1)	$3	$(8)	$299
(Loss)/income before taxes	$(298)	$252	$337	$(1)	$3	$(8)	$285
Taxes(6)	$91						$(41)
Net (loss)/income	$(207)						$244

(1)         Amortization of certain intangible assets: Includes recurring amortization for all intangible assets other than software.

(2)         Impairments: Includes impairment charges related to intangible assets.

(3)         Restructuring items: Other income includes other restructuring income and related items.

(4)         Legal items: Includes legal costs related to an investigation.

(5)         Other items: Gross Profit and Research & development include charges and reversal of charges related to a product’s voluntary market withdrawal; Research & development also includes amortization of option rights; Other income includes fair value adjustments on a financial asset; Other expense includes other items.

(6)         Taxes on the adjustments between IFRS and core results take into account, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Due to the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of $583 million to arrive at the core results before tax amounts to $132 million. The average tax rate on the adjustments is 22.6% since the nine months ended, September 30, 2018 core tax charge of 14.2% has been applied to the pre-tax income of the period.

Reconciliation of IFRS results to Core results - Three months ended June 30, 2018 (unaudited)

($ millions)	IFRS Results	Amortization of certain intangible assets(1)	Impairments(2)	Restructuring items(3)	Legal items(4)	Other items(5)	Core Results
Gross profit	$878	$251	$39				$1,168
Selling, general & administration	$(722)						$(722)
Research & development	$(152)	$3				$18	$(131)
Other income	$62			$(1)	$(1)	$(49)	$11
Other expense	$(28)			$3	$10	$1	$(14)
Operating income	$38	$254	$39	$2	$9	$(30)	$312
Income before taxes	$24	$254	$39	$2	$9	$(30)	$298
Taxes(6)	$(9)						$(42)
Net income	$15						$256

(1)         Amortization of certain intangible assets: Includes recurring amortization for all intangible assets other than software.

(2)         Impairments: Includes impairment charges related to intangible assets.

(3)         Restructuring items: Other income and Other expense include other restructuring income and charges and related items.

(4)         Legal items: Includes legal costs related to an investigation.

(5)         Other items: Research and development includes amortization of option rights and a fair value adjustment of a contingent consideration liability; Other income includes fair value adjustments on a financial asset; Other expense includes other items.

(6)         Taxes on the adjustments between IFRS and core results take into account, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Due to the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of $274 million to arrive at the core results before tax amounts to $33 million. The average tax rate on the adjustments is 12.0%, since the six months ended, June 30, 2018 core tax charge of 14.2% has been applied to the pre-tax income of the period.

Reconciliation of IFRS results to Core results - Three months ended March 31, 2018 (unaudited)

($ millions)	IFRS Results	Amortization of certain intangible assets (1)	Impairments	Restructuring items	Legal items (2)	Other items (3)	Core Results
Gross profit	$867	$251					$1,118
Selling, general & administration	$(653)						$(653)
Research & development	$(137)	$2				$13	$(122)
Other income	$19					$(10)	$9
Other expense	$(23)				$9	$4	$(10)
Operating income	$73	$253			$9	$7	$342
Income before taxes	$61	$253			$9	$7	$330
Taxes(4)	$(23)						$(47)
Net income	$38						$283

(1)         Amortization of certain intangible assets: Includes recurring amortization for all intangible assets other than software.

(2)         Legal items: Includes legal costs related to an investigation.

(3)         Other items: Research & development includes amortization of option rights; Other income includes fair value adjustments on a financial asset; Other expense includes other items.

(4)         Taxes on the adjustments between IFRS and core results take into account, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Due to the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of $269 million to arrive at the core results before tax amounts to $24 million. The average tax rate on the adjustments is 8.9%, since the three months ended, March 31, 2018 core tax charge of 14.2% has been applied to the pre-tax income of the period.

About Alcon

Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning more than seven decades, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 20,000 associates are enhancing the quality of life through innovative products, partnerships with eye care professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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